Filed by Harbor Florida Bancshares, Inc. pursuant to Rule 425 and the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Harbor Florida Bancshares, Inc. Commission File Number: 000-22817

ADDITIONAL INFORMATION

In connection with the proposed transaction, National City Corporation intends to file a registration statement on Form S-4 and Harbor Florida Bancshares intends to file a proxy statement/prospectus with the United States Securities and Exchange Commission (SEC). Stockholders and investors are encouraged to read the registration statement, together with the final proxy statement/prospectus, because they will contain important information about the proposed transaction.  Stockholders and investors will be able to obtain free copies of these documents (when available), as well as other filings containing information about National City Corporation and Harbor Florida Bancshares, without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com.  Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Harbor Florida Bancshares at 100 S. Second Street, Fort Pierce, FL 34950, Attention:  Investor Relations, 1-800-226-4375.

The respective directors and executive officers of National City and Harbor Florida Bancshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Harbor Florida Bancshares’ directors and executive officers is available in its proxy statement filed with the SEC on December 16, 2005.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

TRANSITION NEWS

News about the Harbor Federal/National City Merger
October 26, 2006

In This Issue
•	National City Benefit News
•	“Getting to Know You” Form
•	Disposition of Accumulated Sick Time Bank Clarified
•	Media Relations Procedures
•	Getting to Know National City: Women’s Business Development Program
•	What’s on Your Mind?

National City Benefit News

Harbor employees will be eligible for National City benefits on January 1, 2007.  In the next issue of Transition News, we’ll provide more details about some of the benefit programs, including medical and dental coverage, along with sample price tags.

In the meantime, here’s what you can expect over the next few months:

WHAT	WHEN

Benefit meetings: An opportunity for you to learn about the National City benefit plans and have your questions answered.	Late November – Early December
Benefit enrollment packets: Your personalized enrollment packet is mailed to your home address.	December
National City benefits are effective	January 1, 2007
Benefit enrollment window	January 2 – 31, 2007
Last day to enroll in your National City benefits for 2007	January 31, 2007

“Getting to Know You” Form

National City would like the opportunity to get to know you better.  As a result, we have created a template for you to share information about you, your work experience and your skill sets.  The “Getting to Know You” form was made available to you through Harbor’s Human Resources department.

Please note that participation is optional.  Those participating will be added to a talent database that may be searched to identify qualified individuals for career opportunities.  It should be noted, however, that submission of this information does not constitute an application or job posting, and does not guarantee consideration for a position.

All you need to do is complete the “Getting to Know You” form and email it (with your resume if you so choose) to GreatTalent@nationalcity.com.

Harbor Transition News – Page 1

Disposition of the Accumulated Sick Time Bank

As you are probably aware, banked sick time has been used in the past to provide full-time employees with paid time off during a disability.  Following conversion to National City benefits on January 1, 2007, full-time employees will be eligible for the National City short-term disability program, which was described in the September 28, 2006, issue of Transition News.

The administration of time off for a disability that begins prior to the conversion to National City benefits will remain under the former Harbor plan (and will be paid from the banked time).  Any claims coming in to the National City short-term disability plan (on or after January 1, 2007) will be processed through Liberty Mutual.  Under the National City short-term disability plan, the first five days of disability are generally paid from absence allowance days.  For full-time Harbor employees, you will be able to use your banked sick time (assuming you have a sufficient balance) to off-set these days throughout 2007.

Additionally, full-time Harbor employees were able to use their banked sick time to provide pay for a leave approved under Harbor’s Family and Medical Leave policy, where the leave was needed for reasons beyond the employee’s own personal illness or injury.  Therefore, for 2007 only, banked sick time can continue to be used for a family leave or family medical leave that is approved under FMLA.

At the end of the 2007 calendar year, Harbor employees will be fully converted to National City short-term disability programs, and the banked sick time will no longer be tracked or available.  It should also be noted that banked sick time will not accrue after January 1, 2007.

Media Relations Procedures

Media stories have a significant effect on how our company is perceived by our key constituencies, including stockholders, potential investors, customers, employees and the general public. Therefore, it is critical that we respond to all media quickly, consistently and accurately so that we prevent contradictory or damaging statements that may be made.

If you receive a call from the media, do not provide any information but rather refer the request to Mike Brown Sr. immediately.

Getting to Know National City: Women’s Business Development Program

National City is widely recognized for its commitment to women business owners and women in business. In fact, the internal Women’s Business Development Program, which supports the sales force in developing relationships with this market, was recently expanded. In the past, National City targeted women-owned businesses for Retail and Small Business products and services. Now, Wholesale Banking and the Private Client Group have joined the initiative, and National City has launched a focused effort in eight large metro markets, including Chicago, Cleveland, Columbus, Cincinnati, Detroit, Indianapolis, Pittsburgh and St. Louis.

“This corporate-wide commitment across lines of business reflects the fact that women own and run large companies as well as small businesses,” says Beth Marcello, managing supervisor of the Corporate Marketing-based initiative.

The Women’s Business Development Program is overseen by an executive-level Steering Committee. In addition, three “champions” from the primary lines of business the program serves (Consumer & Small Business, Wholesale Banking and the Private Client Group) provide hands-on support. On the frontline are more than 150 Women’s Business Advocates (WBAs), sales officers across lines of business who specialize in working with women business owners. To support them and calling officers corporate-wide, the program provides a range of resources, from education and training to advertising and leads.

Win-Win

For National City, businesswomen constitute a large, growing, powerful market. For women, the commitment by National City represents an opportunity for business growth. Despite the fact that women are owners of nearly half of all privately held U.S. companies, are starting businesses and growing employment at twice the rate of men, and control 83 percent of investment decisions, businesswomen remain underserved by financial services companies.

Harbor Transition News – Page 2

Through the WBAs, National City not only provides the financial tools that women-owned businesses need to flourish, but also actively supports and networks women business owners to help their companies mature.

In addition, National City demonstrates commitment to women in business by supporting activities and organizations that address their needs. The Women’s Economic Development Outreach (WEDO®) program—a series of fast-paced, half-day information-packed educational sessions and a new online resource, WE-DO.net—is one example. National City has also established Athena PowerLink programs in 15 communities, providing women business owners with an advisory panel of business professionals free of charge for one year.

What’s On Your Mind?

Human Resources Questions

When will we find out the cost of the benefits (health insurance/life insurance/dental/vision/etc)?

More information regarding the timing and pricing will be provided in an upcoming issue. Each employee will receive a benefit enrollment kit with specific costs prior to enrollment.

When Harbor employees become National City employees at the beginning of the year, will they keep their years of service already accrued through Harbor or will they be starting at year 1 with National City?

At National City, length of service is calculated from the latest date of hire in the Harbor HR system in determining eligibility for vacation and severance.

How often do employees get paid in a month? Do your pay periods go twice a month or every two weeks or every week?

National City uses a semi-monthly schedule. This means employees are paid two times each month (24 times per year), with paydays on the 15th and the last day of the month. If the 15th or last day of the month falls on a Saturday, Sunday or holiday, employees will be paid on the preceding Friday or on the business day preceding the holiday.

Miscellaneous Questions

What is the hierarchy of positions in the branches at National City? What is the branch structure like at National City (manager, office manager, sales manager, business banker, personal banker)? How will it be staffed?

The National City branch network structure is very similar to Harbor’s. While some branches may vary slightly due to their size or unique situation (such as an in-store branch), the National City job positions are fairly consistent around the corporation. More information was shared at the October 25 branch manager meeting, so check with your manager if you have more questions.

Starting at the top, the National City branch network hierarchy is as follows:

Market Executive: Has responsibility for the entire branch network within a market area. There will be two markets in Florida (Harbor and Fidelity).

District Sales Executive: Has responsibility for a group of eight to 10 branches. This position is similar to the Harbor regional manager position.

Branch Manager: Has responsibility for the results of the branch and has outside-the-branch customer calling responsibilities.

Office Manager: This is the assistant manager role with responsibility for overseeing the sales and service activities in the branch. Acts in manager’s place when manager is out of office.

Consumer Banker: Has responsibility for the sales of deposit and loan products at the branch.

Universal Sales & Service: This role plays the dual function of selling products and processing teller transactions.

Customer Service Leader: This is the head teller role with responsibility for overseeing customer service activities and teller balancing.

Customer Service Representative: This is the teller role.

Harbor Transition News – Page 3

Licensed Financial Consultant: Has responsibility for providing investment solutions. Acts as a financial advisor and is licensed to sell noninsured financial products.

What are the plans for training for National City’s systems and standards? Will training be conducted at the branches by National City personnel? Will there be a central training facility? Or will current branch management be trained then pass it on to the rest of the branch’s employees?

Our training plans are being finalized over the next few weeks, but we can share some highlights of what we currently know. All branch employees will be trained on the following topics: National City products and how they compare to Harbor products, branch operating policy and procedures, and the National City branch teller and platform system called “Connections.”

Some of the training will be self-paced modules taken via a training PC that will be installed at each branch, and some training will be in a traditional classroom session. These classroom sessions will be conducted at central training facilities and will be led by a combination of National City and Harbor trainers. The training plans were discussed further at the October 25 branch managers meeting, so check with your manager if you have additional questions.

Have a question?  You can call the toll-free “What’s on Your Mind” voicemail box at 888-808-4489 and leave a message with your question or email your question to CorpComm@NationalCity.com.  We’ll respond to questions of general interest in future issues of Transition News.

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and Harbor Florida Bancshares, without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com.  Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 01-2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Harbor Florida Bancshares at 100 S. Second Street, Fort Pierce, FL 34950, Attention:  Investor Relations, 1-800-226-4375.

The respective directors and executive officers of National City and Harbor Florida Bancshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Harbor Florida Bancshares’ directors and executive officers is available in its proxy statement filed with the SEC on December 16, 2005.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Harbor Florida Bancshares’ stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally.  Additional factors that could cause National City’s and Harbor Florida Bancshares’ results to differ materially from those described in the forward-looking statements can be found in the 2006 Quarterly Reports on Form 10-Q, as they are filed, and the 2005 Annual Report on Form 10-K of National City and Harbor Florida Bancshares’ filed with the SEC.  Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com.  Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.

Harbor Transition News – Page 4